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SECURITIES A
Was

09040662

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51659

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Reliance Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 Abernathy Road 500 Northpark Suite 400
(No. and Street)

Atlanta (City) GA (State) 30328 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ron Lankford 678 748 4583
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cherry, Bekaert & Holland
(Name – *if individual, state last, first, middle name*)

1180 West Peachtree St. Ste. 1400 (Address) Atlanta (City) GA (State) 30309 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard D. Thayer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Reliance Securities, LLC, as of 12/31/, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

President + CEO
Title

TERI CHRISTIANSON
MY COMMISSION EXPIRES
NOTARY PUBLIC
JUNE 28 2009
COBB COUNTY, GEORGIA

Teri Christianson 4-6-09
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RELIANCE SECURITIES, LLC

Financial Statements and Accompanying Information

For the Years Ended December 31, 2008 and 2007

Pursuant to SEC Rule 17a-5, the Company's Audited Statement of Financial Condition as of December 31, 2008, is available for examination at the Company's principal office in Atlanta, Georgia or at the Atlanta regional office of the Securities and Exchange Commission.

RELIANCE SECURITIES, LLC

Table of Contents

December 31, 2008 and 2007

CHERRY BEKAERT & HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Report of Independent Registered Public Accounting Firm

The Member
Reliance Securities, LLC
Atlanta, Georgia

We have audited the accompanying statements of financial condition of Reliance Securities, LLC (the "Company") as of December 31, 2008 and 2007 and the related statements of operations and changes in Member's interest and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Reliance Securities, LLC as of December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Cherry, Bekaert & Holland, L.L.P.

Atlanta, Georgia
February 25, 2009

RELIANCE SECURITIES, LLC

Statements of Financial Condition

December 31, 2008 and 2007

Assets

	2008	2007
Cash	$ 513,729	$ 544,200
Accounts receivable	227,120	95,729
Receivables from affiliated broker dealer	-	357,274
Prepaid expenses and other assets	26,055	63,530
Deposits with clearing broker	100,000	50,000
Premises and equipment, net	14,870	-
Intangible assets, net	71,124	-
Total assets	$ 952,898	$ 1,110,733

Liabilities and Member's Interest

	2008	2007
Liabilities		
Accounts payable and accrued expenses	$ 341,112	$ 376,147
Due to affiliates	258,585	17,028
Total liabilities	599,697	393,175
Member's interest	353,201	717,558
Total liabilities and Member's interest	$ 952,898	$ 1,110,733

See accompanying notes to financial statements

RELIANCE SECURITIES, LLC

Statements of Operations and Changes in Member's Interest

For the Years Ended December 31, 2008 and 2007

	2008	2007
Revenue		
Commissions	$ 5,361,032	$ 5,379,862
Interest income	10,944	11,348
Total revenue	5,371,976	5,391,210
Expenses		
Marketing and business development	3,039,156	3,689,123
Salaries and benefits	1,834,921	460,281
Depreciation and amortization	12,990	-
Accounting and regulatory	115,901	124,602
Administrative expenses	-	2,751
Other	1,233,365	531,781
Total Expenses	6,236,333	4,808,538
Net (loss) income	(864,357)	582,672
Member's interest at beginning of the year	717,558	1,538,595
Member Contribution	500,000	-
Distribution to members	-	(1,403,709)
Member's interest at end of the year	$ 353,201	$ 717,558

See accompanying notes to financial statements

RELIANCE SECURITIES, LLC

Statements of Cash Flows

For the Year Ended December 31, 2008 and 2007

	2008	2007
Operating activities		
Net (loss) income	$ (864,357)	$ 582,672
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	12,990	
Changes in operating assets and liabilities:		
Accounts receivable	(131,391)	(29,772)
Receivables from affiliated broker dealer	357,274	254,180
Deposit with clearing broker	(50,000)	-
Prepaid expenses and other assets	37,475	(57,831)
Accounts payable and accrued expenses	206,522	195,283
Net cash (used in) provided by operating activities	(431,487)	944,532
Investing activities		
Purchases of furniture and equipment	(19,261)	-
Purchase of accounts	(79,723)	-
Net cash used in investing activities	(98,984)	-
Financing activities		
Member Contribution	500,000	-
Distribution to members	-	(1,403,709)
Net cash provided by (used in) financing activities	500,000	(1,403,709)
Net decrease in cash	(30,471)	(459,177)
Cash at beginning of the year	544,200	1,003,377
Cash at end of the year	$ 513,729	$ 544,200

See accompanying notes to financial statements.

RELIANCE SECURITIES, LLC

Notes to Financial Statements
December 31, 2008 and 2007

Note 1—Summary of significant accounting policies

Organization – Reliance Securities, LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"), the Company's primary regulator. The Company was formed on January 12, 1999. Reliance Capital Advisors, Inc. ("RCA") and Reliance Financial Corporation ("RFC") were each 50% owners of Reliance Securities, LLC at January 1, 2007. On April 3, 2007, RCA sold its membership interest to RFC. RFC is the sole owner of the Company.

In 2000, the Company was approved to conduct a general securities business as an introducing broker. The Company clears its securities transactions on a fully disclosed basis through National Financial Services LLC and RBC Capital Markets Corporation. Prior to March 31, 2007, the Company also collected commissions generated by RCA employees through another registered broker-dealer, The Strategic Financial Alliance ("SFA"), a registered broker-dealer that cleared all its transactions on a fully disclosed basis through Pershing, LLC. The Brokerage Services Agreement with SFA was terminated on March 31, 2007.

Cash and cash equivalents – The Company considers all liquid investments of three months or less to maturity to be cash equivalents.

Deposits with clearing broker – At December 31, 2007, the Company had a $50,000 deposit with a clearing broker that was subject to withdrawal restrictions. At December 31, 2008, the Company had two $50,000 deposits with two clearing brokers that were subject to withdrawal restrictions.

Accounts receivable – Receivables from customers for commissions earned are presented in the financial statements at invoiced amounts. Based upon specific analysis of receivable accounts, management considers all accounts to be fully collectible at December 31, 2008.

Premises and equipment – Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using straight-line and accelerated methods for both financial and income tax reporting purposes over the estimated useful life of the asset. Furniture, fixtures, and equipment are depreciated over periods ranging form 3-7 years. No impairment charges were recognized for 2008.

Intangible assets – Intangible assets represent the excess of the aggregate purchase price paid by the Company, in acquisitions accounted for as purchases, over the fair value of the net assets acquired. Intangible assets determined to have indefinite useful lives are not amortized, but instead are tested for impairment at least annually. Intangible assets with estimated useful lives are amortized on a straight-line basis over their respective estimated useful lives and reviewed for impairment whenever there is an indication of impairment.

Note 1—Summary of significant accounting policies (continued)

Revenue recognition – The Company recognizes commissions revenue on a trade date basis.

Income taxes – The Company was a dual-member limited liability company during the period from January 1, 2007 to April 3, 2007, and a single-member limited liability company during the period from April 3, 2007 through December 31, 2008, and will file a tax return as a partnership. Accordingly, no provision is made for income taxes. Any income or loss generated is passed through to its members.

Marketing expense – Marketing expense represents monies paid to associated banks per third-party marketing agreements. The expense is recognized as incurred. Marketing expense for the year ended December 31, 2008 and 2007 was $3,039,156 and $3,689,123, respectively.

Use of estimates – The preparation of the financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Note 2—Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (the "FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109." FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement of Financial Accounting Standard ("SFAS") No. 109, *Accounting for Income Taxes.* FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

In December, 2008, the FASB issued Staff Position 48-3 (FSP 48-3), "Deferral of the Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises," which deferred the effective date of FIN 48 for certain non-public enterprises for fiscal years beginning after December 15, 2008. The Company elected to defer the application of FIN 48 in accordance with FSP 48-3. During the deferral period of the application of FIN 48, the Company will continue to evaluate uncertain tax positions utilizing the underlying principals of SFAS No. 109, *Accounting for Income Taxes,* and SFAS No. 5, *Accounting for Contingencies.*

The Company anticipates that the adoption of FIN 48 will have no material impact on earnings or cash flows.

Note 3—Premises and equipment

Premises and equipment for the year ended December 31, 2008 is summarized as follows:

Furniture, fixtures and equipment	$19,261
Less: accumulated depreciation	(4,391)
	$14,870

Depreciation expense for the year ended December 31, 2008 totaled approximately $4,000.

Note 4—Intangible assets

Intangible assets consist of the purchased customer base for the year ended December 31, 2008 in the amount of approximately $80,000.

Amortization expense of the purchased customer base was approximately $9,000 for the year ended December 31, 2008. The estimated recovery period is four and a half years and the Company plans to use straight line as the method of amortization.

Note 5—Related-party transactions

In April, 2007, RFC started allocating, among subsidiaries, those portions of revenues and expenses earned and incurred through support services. During 2007, the Company incurred and paid net expenses totaling approximately $79,000 and $46,000, respectively, to Reliance Trust Company and Reliance Operations Services. Both are subsidiaries of RFC. During 2008, RFC refined the process further to include additional corporate overhead such as finance, marketing and executive services. In addition, previous allocation methodologies were changed effectively increasing the Company's expense. Total allocations during 2008 were approximately $469,000 and $136,000, respectively, to Reliance Trust Company and Reliance Operations Services.

Note 5—Related-party transactions (continued)

The chart below breaks out the detailed line items along with the approximate monthly allocation during 2007 and 2008.

	2008	2007
Finance	$ 12,000	$ -
Marketing	300	-
Executive Overhead	7,100	-
Facilities	$ 12,000	$ 4,500
Human Resources	3,700	1,300
Audit & Risk Management	2,300	1,400
IT Infrastructure	13,000	3,200
Total	$ 50,400	$ 10,400

Note 6—Net capital requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rules of FINRA also provide that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1.

The net capital and net capital ratio, which agree with the Company's Focus Report as of December 31, 2008, were as follows:

	2008
Net capital	$161,241
Net capital ratio (ratio of indebtedness to capital)	3.71 to 1.00

Accompanying Information

CHERRY BEKAERT & HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Report of Registered Accounting Firm on Accompanying Information

The Member
Reliance Securities, LLC
Atlanta, Georgia

We have audited the accompanying financial statements of Reliance Securities, LLC as of and for the years ended December 31, 2008 and 2007 and have issued our report thereon dated February 25, 2009. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on pages 10–12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cherry, Bekaert & Holland, L.L.P.

Atlanta, Georgia
February 25, 2009

Schedule 1

RELIANCE SECURITIES, LLC

Computation of Net Capital and Net Capital Ratio

Rule 15c3-1

	Year Ended December 31, 2008
Member's capital	$ 353,201
Less nonallowable assets:	
Accounts receivable	75,404
Prepaid assets	26,055
Other assets	
Less haircut:	85,993
Money market	4,508
Net capital	$ 161,241
Aggregate indebtedness	$ 599,697
Ratio of indebtedness to capital	3.71 to 1.00

CHERRY BEKAERT & HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Report on Internal Control Required by SEC Rule 17a-5

The Member
Reliance Securities, LLC
Atlanta, Georgia

In planning and performing our audits of the financial statements of Reliance Securities, LLC for the years ended December 31, 2008 and 2007 in accordance with auditing standards generally accepted in the United States of America, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by Reliance Securities, LLC including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons
2. Recording of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 and 2007 to meet the Commission's objectives.

This report is intended solely for the use of the Company's member-managers, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cherry, Bekaert & Holland, L.L.P.

Atlanta, Georgia
February 25, 2009